Exhibit 99.22

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

May 31, 2019

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:     AKUMIN INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on May 30, 2019 to the registered shareholders, the Non-Objecting Beneficial Owners (“NOBO”), Auditor and Directors:

1	Proxy with Request for Financial Statements - Registered Shareholders, Auditor and Directors

2	Voting Instruction Form with Request for Financial Statements - NOBOs

3	Notice of Meeting Combined with Information Circular

4	Financial Statements and MD&A

5	Proxy Return Envelope - Registered Shareholders and NOBOs

Yours truly,

TSX Trust Company

“Rosa Vieira”

Senior Relationship Manager
Rosa.Vieira@tmx.com

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